Filed pursuant to Rule 424(b)(1)
Registration No. 333-202671

14,885,797 Shares

Parsley Energy, Inc.

Class A Common Stock

This prospectus relates to the resale or other disposition of up to 14,885,797 shares of our Class A common stock par value $0.01 per share, which may be offered for sale from time to time by the selling stockholders named in this prospectus. The shares of our Class A common stock covered by this prospectus were issued by us to the selling stockholders in a private placement (the “private placement”), which closed on February 11, 2015. We are not selling any shares of Class A common stock under this prospectus and will not receive any proceeds from the sale of any shares of Class A common stock by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares of Class A common stock. We will bear all costs, expenses and fees in connection with the registration of the shares of Class A common stock.

Our Class A common stock trades on the New York Stock Exchange under the symbol “PE.” The last reported sales price of our Class A common stock on March 10, 2015 was $14.31 per share. You are urged to obtain current market quotations for the Class A common stock.

The selling stockholders may from time to time sell, transfer or otherwise dispose of any or all of their shares of Class A common stock in a number of different ways and at varying prices. See “Plan of Distribution” for more information.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this entire prospectus and any amendments or supplements carefully before you make your investment decision.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

Investing in our Class A common stock involves risks. See “Risk Factors” on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 25, 2015.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) pursuant to which the selling stockholders named herein may, from time to time, offer and sell or otherwise dispose of the shares of our Class A common stock covered by this prospectus. You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus is delivered or shares of Class A common stock are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus, including the documents incorporated by reference therein, in making your investment decision. You should also read and consider the information in the documents to which we have referred you under the caption “Where You Can Find Additional Information” in this prospectus.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our shares of Class A common stock other than the shares of our Class A common stock covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Industry and Market Data

The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the selling stockholders have independently verified the accuracy or

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completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

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PROSPECTUS SUMMARY

This summary description about us and our business highlights selected information contained elsewhere in this prospectus or incorporated by reference into this prospectus. It does not contain all the information you should consider before investing in our securities. Important information is incorporated by reference into this prospectus. To understand this offering fully, you should read carefully the entire prospectus, including “Risk Factors,” together with the additional information described under “Information Incorporated By Reference.”

Our Company

We are an independent oil and natural gas company focused on the acquisition, development and exploitation of unconventional oil and natural gas reserves in the Permian Basin. The Permian Basin is located in West Texas and Southeastern New Mexico and is comprised of three primary sub-areas: the Midland Basin, the Central Basin Platform and the Delaware Basin. These areas are characterized by high oil and liquids-rich natural gas content, multiple vertical and horizontal target horizons, extensive production histories, long-lived reserves and historically high drilling success rates. Our properties are primarily located in the Midland and Delaware Basins and our activities have historically been focused on the vertical development of the Spraberry, Wolfberry and Wolftoka Trends of the Midland Basin. Our vertical wells in the Permian Basin are drilled into stacked pay zones that include the Spraberry, Wolfcamp, Upper Pennsylvanian (Cline), Strawn, Atoka and Mississippian formations. During the course of 2014 we transitioned from primarily vertical development drilling to predominantly horizontal development drilling activity.

Organizational Structure

We are a holding company that was incorporated as a Delaware corporation on December 11, 2013, for the purpose of facilitating our initial public offering (the “IPO”) and to become the sole managing member of Parsley Energy, LLC, which we refer to as “Parsley LLC.” Our principal asset is a controlling equity interest in Parsley LLC. On May 22, 2014, a registration statement filed on Form S-1 with the SEC related to shares of our Class A common stock, par value $0.01 per share (“Class A common stock”), was declared effective. The IPO closed on May 29, 2014. Prior to the IPO, we had not engaged in any business or other activities except in connection with its formation and the IPO. As a result of the IPO and certain related reorganization transactions, we became the sole managing member of, and have a controlling equity interest in, Parsley LLC. As the sole managing member of Parsley LLC, we operate and control all of the business and affairs of Parsley LLC and, through Parsley LLC and its subsidiaries, conduct our business. We consolidate the financial results of Parsley LLC and its subsidiaries and record noncontrolling interests for the economic interest in Parsley LLC held by the other holders of equity interests in Parsley LLC.

The following diagram indicates our organizational structure as of March 11, 2015. This chart is provided for illustrative purposes only and does not represent all legal entities affiliated with us:

(1)	Includes shares of our Class A common stock held by Natural Gas Partners, through NGP X US Holdings, L.P. (collectively, “NGP”) and shares of our Class A common stock held by legacy owners.
(2)	Includes Parsley Finance Corp.

Corporate Information

We are a Delaware corporation. Our principal executive offices are located at 303 Colorado Street, Suite 3000, Austin, Texas 78701 and our telephone number at that address is (737) 704-2300. Our website address is www.parsleyenergy.com. We make available free of charge through our website all reports filed with the SEC and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC. Information contained on or available through our website is not part of or incorporated by reference into this prospectus or any other report we may file with the SEC.

Risk Factors

An investment in our Class A common stock involves a significant degree of risk. You should carefully consider the risk factors and all of the other information included in this prospectus and the documents we have incorporated by reference into this prospectus, including those in “Item 1A Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, before making an investment decision. Please see “Risk Factors” on page 5 of this prospectus for further information.

Emerging Growth Company Status

We are an “emerging growth company” within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the “Securities Act,” for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We intend to take advantage of these exemptions until we are no longer an emerging growth company. We will cease to be an “emerging growth company” upon the earliest of: (i) the last day of the fiscal year in which we have $1.0 billion or more in annual revenues; (ii) the date on which we become a “large accelerated filer” (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30); (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or (iv) the last day of the fiscal year following the fifth anniversary of our IPO.

THE OFFERING

Class A common stock that may be offered by the selling stockholders	14,885,797 shares

Use of proceeds	We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders.

Please read “Use of Proceeds” and “Selling Stockholders.”

Dividend policy	We do not pay currently, and do not anticipate paying in the future, any cash dividends on our Class A common stock. In addition, our credit agreement and the indenture governing our senior notes place certain restrictions on our ability to pay cash dividends.

NYSE Trading symbol	“PE”

Risk Factors	You should carefully read and consider the information beginning on page 5 of this prospectus set forth under the heading “Risk Factors” and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

RISK FACTORS

An investment in our Class A common stock involves a significant degree of risk. You should carefully consider the risk factors and all of the other information included in this prospectus and the documents we have incorporated by reference into this prospectus, including those in “Item 1A. Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, before making an investment decision. Any of these risks and uncertainties could have a material adverse effect on our business, financial condition, cash flows and results of operations could be materially adversely affected. If that occurs, we might not be able to pay distributions on our Class A common stock, the trading price of our Class A common stock could decline materially, and you could lose all or part of your investment.

The risks included in this prospectus and the documents we have incorporated by reference into this prospectus are not the only risks we face. We may experience additional risks and uncertainties not currently known to us, or as a result of developments occurring in the future. Conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows and results of operations, and our ability to pay distributions to stockholders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in or incorporated by reference into this prospectus that express a belief, expectation, or intention, or that are not statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include statements, projections and estimates concerning our operations, performance, business strategy, oil and natural gas reserves, drilling program, capital expenditures, liquidity and capital resources, the timing and success of specific projects, outcomes and effects of litigation, claims and disputes, derivative activities and potential financing. Forward-looking statements are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “could,” “may,” “foresee,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. Forward-looking statements are not guarantees of performance. We have based these forward-looking statements on our current expectations and assumptions about future events. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate under the circumstances. Actual results may differ materially from those implied or expressed by the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus, or if earlier, as of the date they were made. We disclaim any obligation to update or revise these statements unless required by law, and we caution you not to rely on them unduly. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties relating to, among other matters, the risks discussed in “Risk Factors,” as well as those factors summarized below:

Forward-looking statements may include statements about our:

•	business strategy;

•	reserves;

•	exploration and development drilling prospects, inventories, projects and programs;

•	ability to replace the reserves we produce through drilling and property acquisitions;

•	financial strategy, liquidity and capital required for our development program;

•	realized oil, natural gas and natural gas liquids (“NGLs”) prices;

•	timing and amount of future production of oil, natural gas and NGLs;

•	hedging strategy and results;

•	future drilling plans;

•	competition and government regulations;

•	ability to obtain permits and governmental approvals;

•	pending legal or environmental matters;

•	marketing of oil, natural gas and NGLs;

•	leasehold or business acquisitions;

•	costs of developing our properties;

•	general economic conditions;

•	credit markets;

•	uncertainty regarding our future operating results; and

•	plans, objectives, expectations and intentions contained in this prospectus that are not historical.

Reserve engineering is a process of estimating underground accumulations of oil, natural gas and NGLs that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil, natural gas and NGLs that are ultimately recovered.

Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling stockholders.

MANAGEMENT

Directors and Executive Officers

The following sets forth information regarding our directors and executive officers:

Name	Age	Position with Parsley
Bryan Sheffield	36	President, Chief Executive Officer and Chairman of the Board
Matthew Gallagher	32	Vice President—Chief Operating Officer
Paul Treadwell	47	Vice President—Operations
Mike Hinson	46	Vice President—Land
Ryan Dalton	35	Vice President—Chief Financial Officer
Thomas B. Layman	57	Vice President—Geoscience
Colin Roberts	36	Vice President—General Counsel and Secretary
Chris Carter	36	Director
David Smith	45	Director
A.R. Alameddine	67	Director
Randolph Newcomer, Jr.	48	Director
Dr. Hemang Desai	49	Director
William Browning	61	Director

Bryan Sheffield—President, Chief Executive Officer and Chairman of the Board. Bryan Sheffield established Parsley Energy, L.P. in 2008. He began his oil and gas career at Pioneer, where he was an Operations Tech monitoring Pioneer’s non-operated properties in the Spraberry Trend from 2007 to 2008. Mr. Sheffield graduated from Southern Methodist University in 2001 with a Bachelor of Business Administration in Finance. We believe that Mr. Sheffield’s experience founding and leading the growth of Parsley LLC as our President and Chief Executive Officer qualifies him to serve on our board of directors.

Matthew Gallagher—Vice President—Chief Operating Officer. Matthew Gallagher joined us in September 2010. Prior to joining Parsley, Mr. Gallagher served as Investor Relations Supervisor for Pioneer from 2008 to 2010. From 2005 to 2008, Mr. Gallagher held a variety of engineering roles with Pioneer, including Gulf of Mexico Shelf Reservoir Engineer, Hugoton Reservoir Engineer, and Spraberry Production and Operations Engineer. Mr. Gallagher has a Bachelor of Science in Petroleum Engineering from Colorado School of Mines and is a member of the Permian Basin Society of Petroleum Engineers and West Texas Geological Society.

Paul Treadwell—Vice President—Operations. Paul Treadwell joined us in July 2008. Prior to joining Parsley, Mr. Treadwell spent 17 years with Parker and Parsley Petroleum Company (“Parker and Parsley”) and Pioneer in a variety of operations and management roles. Mr. Treadwell has over 28 years of experience in oil and gas operations. He has an Associate in Applied Science degree from Western Texas College and is a member of the Society of Petroleum Engineers.

Mike Hinson—Vice President—Land. Mike Hinson joined us in August 2009. Prior to joining Parsley, Mr. Hinson worked in land management for Parker and Parsley and Pioneer for 12 years. He has an Associate of Arts degree from Odessa College and a Bachelor of Science degree in Kinesiology from the University of Texas of the Permian Basin. He is a member of both the Permian Basin Landmen’s Association and the American Association of Petroleum Landmen organization.

Ryan Dalton—Vice President—Chief Financial Officer. Ryan Dalton joined us in January 2012. From 2009 to 2012, Mr. Dalton worked in the restructuring and debt advisory practice of Rothschild, an investment bank and financial advisory firm. Prior to departing to pursue an M.B.A., Mr. Dalton worked as a management consultant at AlixPartners, LP for five years. Mr. Dalton holds a Bachelor in Business Administration in Finance from Southern Methodist University and a Masters in Business Administration from the Darden School of Business at the University of Virginia.

Thomas B. Layman—Vice President—Geoscience. Thomas B. Layman has served as our Vice President—Geoscience since May 2014, has over 34 years of oil and gas industry experience. Prior to joining Parsley Energy, from 2006-2014 he was employed by Chesapeake Energy. During his tenure, he served as Vice President of Southern Division Exploration and was responsible for exploration efforts in the Mid-Continent, Permian, Fort Worth and Gulf Coast Basins. Previous roles at Chesapeake included: Vice President of Geoscience for the Eastern Division where he directed exploration and development efforts for the Marcellus and Utica plays and Geoscience Manager of the Barnett District. From 1994-2006, Mr. Layman worked for Burlington Resources as Geoscience Manager and from 1987-1994 at Exxon Company USA as a geologist. Mr. Layman started his career in 1981 working on drilling rigs as a mud logger. He holds a M.A. degree in Geology from the University of Texas at Austin and a B.S. degree in Agronomy from the Pennsylvania State University. He is a 30-year member of AAPG and is a Certified Petroleum Geologist. Mr. Layman currently serves on the Geology Foundation Advisory Council at the University of Texas at Austin.

Colin Roberts—Vice President—General Counsel and Secretary. Colin Roberts has served as our General Counsel and Secretary since April 2013. Prior to joining Parsley, Mr. Roberts practiced corporate law with Alston & Bird LLP from 2008 to 2013. Mr. Roberts earned a Bachelor in Business Administration in Finance and Real Estate Finance from Southern Methodist University and a J.D. from the University of Kentucky College of Law.

Chris Carter—Director. Chris Carter is a Managing Partner of NGP and has served on our board of directors since May 2014. Prior to joining NGP in 2004, Mr. Carter was an analyst with Deutsche Bank’s Energy Investment Banking group in Houston, where he focused on financing and merger and acquisition transactions in the oil and gas and oilfield services industries. Mr. Carter received a B.B.A. and an M.P.A. in Accounting, summa cum laude, in 2002 from the University of Texas, where he was a member of the Business Honors Program. He received an M.B.A. in 2008 from Stanford University, where he graduated as an Arjay Miller Scholar. We believe that Mr. Carter’s background in finance and private equity energy investing, as well as the executive management skills he has gained through monitoring NGP portfolio companies, qualify him to serve on our board of directors.

David Smith—Director. David H. Smith is the Vice-President of Davis, Gerald & Cremer, P.C. (“DGC”), a boutique oil and gas law firm, where he has practiced law since 1999. He has served on our board of directors since May 2014. Mr. Smith heads the business organizations & transactions practice at DGC. Prior to joining DGC, Mr. Smith practiced with Thompson & Knight in Dallas, Texas from 1995 to 1999. Mr. Smith is a member of the advisory board of the Institute for Energy Law, serves on the board of United Way of Midland, and is a member of the Republican Jewish Coalition. Mr. Smith is a magna cum laude graduate of the University of Houston Law Center, where he served as an Editor of the Law Review and was a member of the Order of the Coif, Order of the Barons, and Phi Delta Phi. He attended Harvard University and Boston University, earning his undergraduate degree in Economics and Business Administration from Boston University in 1992. We believe that Mr. Smith’s experience representing oil and gas companies on complex business transactions qualifies him for service on our board of directors.

A.R. Alameddine—Director. A.R. Alameddine is the former Executive VP Worldwide Negotiation Execution and Implementation at Pioneer, a position he held from 2005 until his retirement in 2008. He has served on our board of directors since May 2014. Mr. Alameddine joined Pioneer in 1997 and previously held the positions of VP Domestic Business Development and later Executive VP of Worldwide Business Development. Before joining Pioneer, Mr. Alameddine spent 26 years with Mobil Exploration & Producing Company (“Mobil”) in various engineering and planning positions in the United States. In addition, he was member of the Gas Venture Group in Stavanger Norway for three years marketing gas production from the Statfjord Field in the North Sea. Prior to his retirement from Mobil in 1997 he was the Acquisition, Trade and Sales Manager, a position he had held since 1990. Mr. Alameddine graduated from Louisiana State University in 1971 with a Bachelor degree of Science in Petroleum Engineering. We believe that Mr. Alameddine’s executive management experience in the oil and gas industry qualifies him for service on our board of directors.

Randolph Newcomer, Jr.—Director. Mr. Newcomer serves as the Chief Executive Officer and President of Riverbend Oil & Gas, L.L.C. (and affiliates), a position he has held since forming Riverbend in 2003. He has served on our board of directors since May 2014. Mr. Newcomer served as a Vice President of EnCap Investments L.P. (from 1997 to 2003, Houston) where he evaluated and co-managed a multitude of E&P financings involving mezzanine debt and equity investments. Mr. Newcomer began his career in 1989 at Amoco Production Company (Houston) serving in diverse production and reservoir engineering, business development, and acquisition and divestment roles (notably on the transaction support team associated with the formation of Altura Energy), with all Amoco service time associated with assets in the Permian Basin. He holds a B.S. in Petroleum Engineering from Texas A&M University and an Executive M.B.A. from the University of Houston. E&P companies that Mr. Newcomer has served and/or serves on the Board of Directors of include Riverbend, Ovation Energy, Chalker Energy II & III, and Navidad Resources. Furthermore, he has served or serves on the Board of Directors of Houston Producer’s Forum and the Advisory Boards of Yellowstone Academy and Stoney Creek Ranch. We believe that Mr. Newcomer’s experience as a chief executive officer of an oil and gas company, as well as his broad knowledge of the industry and oil and gas investments, qualify him for service on our board of directors.

Dr. Hemang Desai—Director. Hemang Desai, Ph.D., is the Accounting Department Chair and Robert B. Cullum Professor of Accounting at Southern Methodist University (SMU). He has served on our board of directors since July 2014. Dr. Desai joined SMU’s faculty in 1998 and has served as the Accounting Department Chair since 2010. His research on accounting and capital markets has been published in top academic journals and has been the subject of articles at publications such as the Wall Street Journal, Barron’s, the New York Times and CFO Magazine. Dr. Desai’s consulting clients have included McKinsey & Co., Entergy Corp, and Baker & McKenzie. He received a B.Sc. from St. Xavier’s College, Bombay, India in 1986, an M.B.A. from the University of New Orleans in 1990, and a Ph.D. in Business Administration from the Freeman School of Business at Tulane University in 1997. We believe that Dr. Desai’s experience and broad knowledge in matters of capital markets and accounting qualify him for service on our board of directors.

William Browning—Director. William L. Browning has dedicated his time to serving on the boards of directors for various corporations and non-profit organizations since January 2012. He has served on our board of directors since August 2014. Prior to this, Mr. Browning was a senior client service partner at Ernst & Young from 1999 through 2012, the latter four years of which he also served as managing partner of Ernst & Young’s Los Angeles office. He began his professional career with Arthur Andersen & Co. in 1976, where he was admitted to the partnership in 1987 and named managing partner of the firm’s Oklahoma City office in 1994. During his public accounting career, Mr. Browning accumulated experience across a number of industries, including the entire energy value chain, and developed expertise in domestic banking and regulatory compliance. He serves on the boards of directors of McCarthy Holdings, the holding company for McCarthy Building Companies, Inc., a commercial builder, Community Bank, based in Pasadena, California, and Ares Commercial Real Estate Corporation, a real estate investment trust. He received a B.B.A. from the University of Oklahoma and is a certified public accountant in Oklahoma, California, and Texas. We believe that Mr. Browning’s extensive experience on boards of directors and knowledge on accounting and auditing matters qualify him for service on our board of directors.

Composition of Our Board of Directors

Our board of directors currently consists of seven members, including our Chief Executive Officer.

In evaluating director candidates, we have and will continue to assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the board of directors.

Our directors are divided into three classes serving staggered three-year terms. Class I, Class II and Class III directors will serve until our annual meetings of stockholders in 2015, 2016 and 2017, respectively. Messrs. Carter and Dr. Desai are assigned to Class I, Messrs. Smith, Newcomer and Browning are assigned to Class II, and Messrs. Sheffield and Alameddine are assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Director Independence

The board of directors reviewed the independence of our directors using the independence standards of the NYSE and, based on this review, determined that Messrs. Alameddine, Carter, Newcomer, Smith, Desai and Browning are independent within the meaning of the NYSE listing standards currently in effect and that Messrs. Alameddine, Newcomer, Desai and Browning are independent within the meaning of 10A-3 of the Exchange Act.

Committees of the Board of Directors

Audit Committee

We have established an audit committee. Rules implemented by the NYSE and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act. Our audit committee consists of three directors, Messrs. Browning, Desai and Newcomer, each of whom is independent under listing standards of the NYSE and the rules of the SEC. Mr. Browning serves as the Audit Committee’s Chairman and “audit committee financial expert,” as defined by the SEC.

This committee oversees, reviews, acts on and reports on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee oversees our compliance programs relating to legal and regulatory requirements. We have adopted an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Compensation Committee

We have established a compensation committee. The compensation committee consists of three directors, Messrs. Alameddine, Carter and Desai, each of whom is “independent” under listing standards of the NYSE and the rules of the SEC. This committee establishes salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee also administers our incentive compensation and benefit plans. We have adopted a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Nominating and Corporate Governance Committee

We have established a nominating and corporate governance committee. The nominating and corporate governance committee consists of three directors, Messrs. Smith, Carter and Newcomer, each of whom is “independent” under listing standards of the NYSE. This committee identifies, evaluates and recommends qualified nominees to serve on our board of directors; develop and oversee our internal corporate governance processes; and maintain a management succession plan. We have adopted a nominating and corporate governance committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

Compensation Committee Interlocks and Insider Participation

During 2014, our last completed fiscal year, none of our executive officers served on the board of directors or compensation committee of a company that had an executive officer that served on our board or compensation committee. Further, no member of our board was an executive officer of a company in which one of our executive officers served as a member of the board of directors or compensation committee of that company.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

2014 Summary Compensation Table

The following table sets forth information regarding the compensation awarded to, earned by, or paid to certain of our executive officers during the year ended December 31, 2014. As an emerging growth company (as such term is defined in the Jumpstart Our Business Startups Act) we have opted to comply with the executive compensation disclosure rules in Item 402 (l)-(r) of Regulation S-K applicable to “smaller reporting companies” (as such term is defined in Item 10(f) of Regulation S-K), which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. These three officers are referred to as our “Named Executive Officers.”

Name and Principal Position	Year	Salary($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(4)	Total($)
Bryan Sheffield,	2014	$616,087	$666,087	—	—	$67,968	$1,350,142
President and Chief Executive Officer	2013	$565,412	$222,435	—	$2,901,380	$95,352	$3,784,580
	2012	$509,854	$121,202	—	—	$71,639	$702,695

Matt Gallagher,	2014	$313,750	$400,000	$594,335	—	$40,740	$1,348,825
Vice President— Chief Operating Officer	2013	$221,887	$92,168	—	$354,846	$23,588	$692,489
	2012	$201,654	$66,442	—	—	$17,858	$285,954

Thomas Layman,	2014	$231,923	$960,000	$710,250	—	$18,823	$1,920,996
Vice President— Geoscience(5)

(1)	The amounts reported in this column for Messrs. Sheffield and Gallagher reflect (i) a discretionary annual cash bonus equal to $616,087 and $350,000, respectively, for services provided in fiscal 2014, which was paid during the first quarter of 2015 and (ii) a relocation stipend equal to $50,000 (post-tax) for each executive, paid in connection with the relocation of our corporate headquarters from Midland, Texas to Austin, Texas. For Mr. Layman this amount represents (i) a discretionary annual cash bonus equal to $360,000, awarded to him for services provided in fiscal 2014 and paid during the first quarter of 2015, (ii) a signing bonus equal to $550,000, used as a tool to recruit and retain him as our Vice President- Geoscience and paid to Mr. Layman in connection with the inception of his employment with us, and (iii) a relocation stipend equal to $50,000 (post-tax) paid in the first quarter of 2015 in connection with Mr. Layman’s relocation to Austin, Texas during 2014.
(2)	The amounts in this column represent the aggregate grant date fair value of the restricted shares granted during 2014 to Messrs. Gallagher and Layman, calculated in accordance with FASB ASC Topic 718, disregarding estimated forfeitures. These amounts were calculated based on a closing market price for our shares on the New York Stock Exchange of $23.89 on May 29, 2014, the date of grant. For additional information regarding the assumptions underlying this calculation please see Note 10 to our consolidated and combined financial statements, entitled “Equity,” which is included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and incorporated herein by reference.
(3)

The Named Executive Officers received a grant of incentive units (described below) during the 2013 fiscal year. We believe that, despite the fact that the incentive units do not require the payment of an exercise price, they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Amounts reflected in this column for each executive reflect an aggregate grant date fair value of the incentive units in accordance with FASB ASC Topic 718, disregarding estimated forfeitures and assuming that the grant date fair value on the grant date of each unit was as follows: Tier I units, $5.18; Tier II units, $2.25; Tier III units, $0.68; and Tier IV units, $0.46. The awards are not designed with a threshold, target or maximum potential payout level, thus the amounts reflected in the table above reflect our best estimates as to the payouts that were “probable” at the time the grants were made under FASB ASC Topic 718. All incentive units were directly or indirectly converted into Class A common stock in connection with our initial public offering and, as such, no incentive units are currently outstanding. The incentive units were a non-cash expense in 2014. The shares of Class A common that were provided to incentive unit holders at the time of our IPO in exchange for their incentive units were distributed by NGP and certain other preferred holders who invested in our predecessor entity in June of 2013.
(4)	Amounts reported in the “All Other Compensation” column include company contributions to the Named Executive Officers’ 401(k) plan retirement accounts, car allowance amounts and other perquisites, as shown in the following table.

	401 (k) Plan Company Matching Contributions (i)	Personal Use of Company Car(ii)	Company Plane(iii)	Gross-Up(iv)	Total
Bryan Sheffield	$10,200	$0	$31,550	$26,218	$67,968
Matt Gallagher	$10,200	$402	$0	$30,138	$40,740
Thomas Layman	$0	$0	$0	$18,823	$18,823

(i)	Amounts included in this column represent the amount of the company match of 401(k) plan contributions in 2014 for each Named Executive Officer.
(ii)	The amount included in this column represents the aggregate incremental cost to us of use of the company owned car provided to Mr. Gallagher during January of 2014. During January of 2014, Mr. Gallagher utilized the company car provided to him exclusively for commuting to and from our offices, which is considered a perquisite. As such, the amounts in the table represent 100% of the total car payment and insurance expenses paid by us during January of 2014 for the vehicle utilized by Mr. Gallagher. Mr. Gallagher only received this benefit during January of 2014.
(iii)	The amounts in this column represent the aggregate incremental cost to us of Mr. Sheffield’s personal use of company-owned aircraft in accordance with the terms of his employment agreement, as described below under “—Narrative Disclosure to Summary Compensation Table—Employment Agreements,” and in accordance with our Aircraft Policy (as defined herein) as described below under “—Narrative Disclosure to Summary Compensation Table—Other Compensation Elements”.
(iv)	In connection with the relocation of our corporate headquarters from Midland, Texas to Austin, Texas, we provided each of our employees, including our Named Executive Officers, with a relocation package that included, in material part, payment of all costs associated with the relocation of the employee and his or her family, as well as a $50,000 (post-tax) relocation stipend (the “Relocation Amounts”). The amounts in this column represent the total value of the tax gross-up paid by us with respect to the Relocation Amounts to each Named Executive Officer. This gross-up benefit was provided on a non-discriminatory basis to all of our employees but is reported above pursuant to Item 402(c)(2)(ix)(B), which requires the disclosure in the in the All Other Compensation Column above of all gross-ups for the payment of taxes, irrespective of whether they are provided on a non-discriminatory basis. The relocation stipend is reported in the “Bonus” column above. The value of the remainder of the Relocation Amounts is not reported in the table above because it was provided on a non-discriminatory basis to all of our employees.

(5)	Mr. Layman commenced employment with us in May of 2014.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

In June of 2013 we entered into an employment agreement with Bryan Sheffield, our President and Chief Executive Officer (the “prior agreement”). The prior agreement had an initial three-year term that automatically renewed for successive one-year periods until terminated in writing by either party at least 90 days prior to a renewal date. The prior agreement provided Mr. Sheffield with an annual base salary of at least $556,087 during the term. Mr. Sheffield was also eligible to earn an annual bonus and had the right to participate in all benefits and conditions of employment generally available to our employees of the same level and responsibility. Mr. Sheffield was also entitled to the complimentary use of aircraft leased or owned by us for business purposes and also for up to 30 hours per calendar year of personal use within North America, in each case, consistent with our Amended Corporate Aircraft Policy (the “Aircraft Policy”). Pursuant to the terms of his prior agreement Mr. Sheffield was entitled to severance payments in certain limited circumstances.

We also entered into an employment agreement (the “prior agreement”) in June of 2013 with Matt Gallagher, our Vice President—Chief Operating Officer. Mr. Gallagher’s prior agreement had an initial one-year term following which employment continued on an at-will basis until terminated by either party upon 30 days’ written notice. The prior agreement with Mr. Gallagher provided him with an annual base salary of at least $225,901 during the term. Mr. Gallagher was also eligible to earn an annual bonus and had the right to participate in all benefits and conditions of employment generally available to our employees of the same level and responsibility. Pursuant to the terms of Mr. Gallagher’s prior agreement, he was entitled to severance payments in certain limited circumstances.

We entered into new employment agreements with each of Messrs. Sheffield and Gallagher in connection with the closing of our initial public offering in May of 2014 and with Mr. Layman in December of 2014 (referred to herein as the “post-IPO employment agreements”). The post-IPO employment agreements cancelled and superseded Messrs. Sheffield and Gallagher’s prior agreements. The following summarizes the material terms of each of the post-IPO employment agreements with our Named Executive Officers.

The post-IPO employment agreement with Bryan Sheffield, our President and Chief Executive Officer has an initial three-year term that will automatically renew for successive one-year periods until terminated in writing by either party at least 60 days prior to a renewal date. The agreement provides Mr. Sheffield with an annual base salary of at least $615,000 during the term. Mr. Sheffield is also eligible to earn an annual bonus and has the right to participate in all benefits and conditions of employment generally available to our employees of the same level and responsibility. Mr. Sheffield is also entitled to the complimentary use of aircraft leased or owned by us for business purposes and also for up to 30 hours per calendar year of personal use within North America, in each case, consistent with our Aircraft Policy. Pursuant to the terms of his post-IPO employment agreement, Mr. Sheffield is entitled to severance payments in certain limited circumstances. Severance benefits to be provided under Mr. Sheffield’s post-IPO employment agreement are described in more detail below in the section titled “Potential Payments Upon Termination or Change in Control.” Mr. Sheffield is also entitled to obtain an annual physical examination at the Cooper Clinic in Dallas, Texas at our expense under his employment agreement.

We also entered into post-IPO employment agreements with each of (i) Matt Gallagher, our Vice President—Chief Operating Officer and (ii) Thomas Layman, Vice President—Geoscience. Each agreement has an initial one-year term that will automatically renew for successive one-year periods until terminated in writing by either party at least 60 days prior to a renewal date. The agreement with Mr. Gallagher provides him with an annual base salary of at least $263,000 during the term, and the agreement with Mr. Layman provides him with an annual base salary of at least $360,000 during the term. Each executive is also eligible to earn an annual bonus and has the right to participate in all benefits and conditions of employment generally available to our employees of the same level and responsibility. Pursuant to the terms of each post-IPO employment agreement, each executive is entitled to severance payments in certain limited circumstances. Severance benefits to be provided under the post-IPO employment agreements with Messrs. Gallagher and Layman are described in more detail below in the section titled “Potential Payments Upon Termination or Change in Control.” Mr. Gallagher and Mr. Layman are entitled to obtain a bi-annual physical examination at the Cooper Clinic in Dallas, Texas at our expense under their employment agreements.

In addition to the terms described above, Mr. Layman’s employment agreement also provides for a signing bonus equal to $550,000, paid in connection with the commencement of his employment (the “Signing Bonus”).

In the event Mr. Layman terminates his employment without good reason (as defined in the agreement, and described below) prior to the one-year anniversary of December 8, 2014, the effective date of the agreement, then Mr. Layman must pay $350,000 of the Signing Bonus back to us. In the event Mr. Layman terminates his employment without good reason following the one-year anniversary of the effective date but prior to the two-year anniversary of the effective date, then Mr. Layman must pay $275,000 of the Signing Bonus back to us. Finally, Mr. Layman’s employment agreement also provides for the payment of all costs associated with the relocation of Mr. Layman and his family to Austin, Texas, consistent with our relocation policy, as well as a $50,000 (post-tax) relocation stipend. If Mr. Layman’s employment is terminated by us for cause (as defined in the agreement, and described below) or by him without good reason, in each case prior to the one-year anniversary of Mr. Layman’s relocation, then he must repay 100% of the Relocation Amounts. If Mr. Layman’s employment is terminated by us for cause or by him without good reason following the one-year anniversary but prior to the two-year anniversary of Mr. Layman’s relocation then he must repay 50% of the Relocation Amounts.

Base Salary

Each Named Executive Officer’s base salary is a fixed component of compensation each year for performing specific job duties and functions. Historically, our President and Chief Executive Officer established the annual base salary rate for each of the Named Executive Officers at a level necessary to retain the individual’s services. Since our initial public offering, our President and Chief Executive Officer has worked, and will continue to work, together with the compensation committee of our board of directors to determine the amount, if any, of modifications to the base salary levels for each of our Named Executive Officers, except for Mr. Sheffield’s base salary, which is set by the compensation committee alone. Adjustments to the base salary rates for the Named Executive Officers are made upon consideration of factors that our compensation committee deems relevant, including but not limited to: (a) any increase or decrease in the executive’s responsibilities, (b) the executive’s job performance, and (c) the level of compensation paid to executives of other companies with which we compete for executive talent, as estimated based on publicly available information and the experience of the members of our compensation committee. In June of 2014, the compensation committee of our board of directors determined that Mr. Gallagher should receive an increase in base salary from $263,000 to $350,000 as a result of the increase in responsibility associated with being the chief operating officer of a publicly traded company and the compensation levels paid by other companies with which we compete for executive talent. The compensation committee decided that Messrs. Sheffield and Layman’s salaries should not be adjusted during 2014 because they already accurately reflected each executive’s respective responsibilities and experience and were consistent with base salary and overall compensation levels paid by other companies with which we compete for executive talent.

Annual Bonus

Historically we have maintained a fully discretionary bonus program. Annual cash bonuses paid for services performed in 2014 were also fully discretionary. Our compensation committee, after consultation with our President and Chief Executive Officer, determined the amount of the discretionary annual bonuses awarded to each of our Named Executive Officers after careful review of our performance over the course of the 2014 fiscal year. Items that were taken into account during this process include, but are not limited to, production growth, profitability and our financial strength. There were no performance metrics or formulas used to calculate the amounts of the bonuses paid, although after deliberation, the compensation committee determined that each of our Named Executive Officers should receive a bonus equal to 100% of his base salary for 2014. Bonuses were paid in the first quarter of 2015, for performance during the 2014 fiscal year. The Named Executive Officers must be employed on the date the awards are actually paid in order to receive payment.

The bonus amount paid to each Named Executive Officer for the 2014 fiscal year is as follows:

Name	Award Payout
Bryan Sheffield	$616,087
Matt Gallagher	$350,000
Thomas Layman	$360,000

During 2014 our compensation committee worked extensively with Meridian Compensation Partners, LLC, the committee’s independent compensation consultant, to design a new performance-based annual incentive program. Our new annual incentive program will measure our performance on both quantitative and subjective metrics. The quantitative performance metrics that will be utilized for the 2015 program include production volume, lease operating expense, and finding and development cost for proved developed producing reserves. The subjective metrics that the compensation committee may consider include, but are not limited to, safety/environmental, general and administrative expense management, strategic initiatives, and talent development. Additional information regarding the terms and conditions of the annual bonus program for 2015 will be more fully described in our definitive proxy statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 with respect to our 2016 annual meeting of stockholders.

2014 Long-Term Incentive Plan

In connection with the closing of our initial public offering, our board of directors adopted, and our stockholders approved, a Long-Term Incentive Plan, or LTIP, to attract and retain employees, directors, and other service providers. Our Named Executive Officers are eligible to participate in the LTIP, which provides for the grant of cash and equity-based awards, including options to purchase shares of our Class A common stock, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards, performance awards and annual incentive awards.

In connection with the closing of our initial public offering, we granted awards of restricted stock to all of our employees in recognition of their increased work load during the process of preparing for the initial public offering. Bryan Sheffield declined to receive a grant of restricted stock. Messrs. Gallagher and Layman each received an award of restricted stock equal to approximately 1.75 times each executive’s annual base salary, or 24,878 shares and 29,730 shares of restricted Class A common stock, respectively. Restricted stock awards granted to Mr. Gallagher will vest in full on the fourth anniversary of the date of grant and restricted stock awards granted to Mr. Layman will vest as to 50% on each of the first and second anniversaries of the date of grant, in each case subject to forfeiture pursuant to the terms of the notice of grant and award agreement under which they were granted as well as the terms of the LTIP.

Other Compensation Elements

We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”) where employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. See “—Additional Narrative Disclosure—Retirement Benefits” for more information. We also pay the premiums for life insurance coverage of $100,000 for each of our employees on a non-discriminatory basis.

In addition, certain perquisites have historically been provided to our Named Executive Officers. Mr. Gallagher was provided with a car owned by us during January of 2014, which he used for business and personal reasons, such as commuting to work. The incremental value of his personal use of this company-owned vehicles is reported above in the All Other Compensation column to the Summary Compensation Table.

In 2013 we purchased a corporate aircraft to facilitate the most efficient business travel for certain executives, members of our board of directors, and business partners. In connection with the acquisition of the aircraft, we adopted the Aircraft Policy to outline our policies with respect to company-owned, chartered or leased aircraft (the

“Aircraft”). Pursuant to the Aircraft Policy, the Aircraft will be available to transport our executive officers, including our Named Executive Officers, members of our board of directors, strategic business partners, and employees designated by our President and Chief Executive Officer from time to time for facilitating or conducting our business or for company-sponsored or directed activities (collectively, “Permitted Travelers”). We generally encourage our executives and members of our board of directors to use commercial air carriers for travel whenever possible, and any travel using the Aircraft must be approved in writing by our President and Chief Executive Officer. All Permitted Travelers must pay the aircraft management company in full for the cost of any personal usage of the Aircraft, which must be approved in advance by our President and Chief Executive Officer. Notwithstanding the foregoing sentence, pursuant to his employment agreement and the Aircraft Policy, our President and Chief Executive Officer is entitled to utilize the Aircraft for reasonable personal use in North America at no cost to him for up to 30 hours per calendar year. The value of unreimbursed personal use of the Aircraft by our President and Chief Executive Officer will also be treated as imputed income to him for tax purposes. None of our other Named Executive Officers are entitled to unreimbursed non-business travel use of the Aircraft.

In connection with the relocation of our corporate headquarters from Midland, Texas to Austin, Texas, we provided each of our employees, including our Named Executive Officers, with a relocation package that included, in material part, payment of all costs associated with the relocation of the employee and his or her family, as well as a $50,000 (post-tax) relocation stipend and a tax gross-up on all Relocation Amounts. The total value of the tax gross-up paid by us with respect to the Relocation Amounts for each Named Executive Officer is included in the “All Other Compensation” column to the Summary Compensation Table above. The relocation stipend is reported in the “Bonus” column of the Summary Compensation Table above.

In light of the increasingly challenging real estate market in certain energy-centric areas, we have also recently begun offering a guaranteed home buyout option to all employees as part of our relocation policy. At the employee’s election, we will purchase his or her home for market value, as determined by independent appraisals, if it has not sold after 60 days on the market and following the recommendations and adjustments suggested by the listing real estate agent and/or our relocation consultants. None of our Named Executive Officers received the home buyout benefit during 2014. We feel that the relocation payments and benefits described above, which were provided to all employees on a non-discriminatory basis, were necessary to incentivize our employees, including the Named Executive Officers, to relocate, to retain them through the relocation, and to ease the burden of the relocation on them and their families.

Outstanding Awards at Fiscal Year End

The awards reported below reflect the restricted stock awards each Named Executive Officer held as of December 31, 2014.

Name	Number of shares or units of stock that have not vested (#) (1)	Market value of shares or units of stock that have not vested ($) (2)
Bryan Sheffield	0	$0
Matt Gallagher	24,878	$397,053
Thomas Layman	29,730	$474,491

(1)	The awards reported in this column represent restricted stock awards granted to our Named Executive Officers on May 29, 2014. The award held by Mr. Gallagher vests in full on May 29, 2018, the fourth anniversary of the date of grant. The award held by Mr. Layman vests as to 50% on May 29, 2015, the first anniversary of the date of grant, and as to the remaining 50% on May 29, 2016, the second anniversary of the date of grant. In each case, vesting is generally contingent upon the continued provision of services by the Named Executive Officers to us from the date of grant through the date of vesting.
(2)	The amounts in this column were calculated by multiplying the number of restricted shares outstanding by $15.96, the closing price of our stock on the New York Stock Exchange on December 31, 2014.

Additional Narrative Disclosure

Retirement Benefits

We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently maintain a retirement plan intended to provide benefits under section 401(k) of the Code where employees, including our Named Executive Officers, are allowed to contribute portions of their base compensation to a tax-qualified retirement account. We provide a 200% match of salary deferrals up to 4% of eligible compensation. We may also make additional discretionary matching contributions, although we do not expect to do so.

Potential Payments Upon Termination or Change in Control

As described above under “—Employment Agreements”, in connection with the closing of our initial public offering, we entered into post-IPO employment agreements with each of Messrs. Sheffield and Gallagher that cancelled and superseded their prior agreements. We entered into an employment agreement with Mr. Layman in December of 2014. The following summarizes the impact of certain termination events or the occurrence of a “change of control” on each Named Executive Officer’s entitlement to severance and other benefits under these post-IPO employment agreements.

Pursuant to the terms of his post-IPO employment agreement, Mr. Sheffield would be entitled to accrued but unpaid base salary, reimbursements, and other employee benefits (the “Accrued Obligations”) in the event his employment were terminated upon either our or Mr. Sheffield’s provision of a notice of nonrenewal, by us for “Cause” or by Mr. Sheffield without “Good Reason” (each as defined in the agreement), and, except as otherwise provided in the award agreement under which the award was granted, Mr. Sheffield would forfeit all unvested outstanding equity awards he held as of the date of termination. Furthermore, in the event we were to terminate Mr. Sheffield without Cause, or Mr. Sheffield were to terminate his employment for Good Reason, he would be entitled to (i) the Accrued Obligations, (ii) continued salary payments for 24 months, (iii) a lump sum amount equal to two times the average of the three most recent annual bonuses actually paid in the three-year period preceding the termination date, which amount would be paid on the first regular pay date immediately following the payment of the last installment due to Mr. Sheffield under the foregoing clause (ii), (iv) if Mr. Sheffield elected to continue coverage under COBRA, then he would be entitled to reimbursement for a period of up to 18 months for the difference between the amount he would pay to effect and continue such coverage and the employee contribution amount that he would pay if he were still an active employee, and (v) outplacement services for up to 12 months following the termination date or such time as Mr. Sheffield obtained reasonably comparable employment, whichever was earlier (the benefits described in clauses (i), (iv) and (v), collectively, the “CEO Severance Benefits”), and, except as otherwise provided in the award agreement under which the award was granted, all unvested outstanding equity awards held by Mr. Sheffield upon such termination would be forfeited for no consideration. Alternatively, Mr. Sheffield would be entitled to the Accrued Obligations and continued base salary through the end of any fiscal year in which he was terminated by reason of death or “Disability” (as defined in the agreement). Finally, if within 24 months following a “Change of Control” (as defined in the agreement) we were to terminate Mr. Sheffield without Cause, or Mr. Sheffield were to terminate his employment for Good Reason, he would be entitled to the same CEO Severance Benefits described above plus (x) continued salary payments for 36 months, and (y) a lump sum amount equal to three times the average of the three most recent annual bonuses actually paid in the three-year period preceding the termination date, which amount would be paid on the first regular pay date immediately following the payment of the last installment due to Mr. Sheffield under the foregoing clause (x), and, except as otherwise provided in the award agreement under which the award was granted, all unvested outstanding equity awards held by Mr. Sheffield upon such a termination would be accelerated in full. Mr. Sheffield’s post-IPO employment agreement also contains certain restrictive covenants, which would require Mr. Sheffield to preserve and protect our confidential information and work product and, for a one-year period following his termination of employment (6 months in the event his was terminated by us without Cause), to refrain from competing with us (except with respect to the operation of certain wells specifically referenced in the agreement) or soliciting our employees.

Pursuant to the terms of their post-IPO employment agreements, Messrs. Gallagher and Layman would be entitled to the Accrued Obligations in the event their employment was terminated upon the provision of a notice of nonrenewal (either by us or by the executive), by us for “Cause” or by the executive without “Good Reason” (each as defined in the agreement), and, except as otherwise provided in the award agreement under which the award was granted, Messrs. Gallagher and Layman would forfeit all unvested outstanding equity awards held as of the date of termination. Furthermore, in the event we were to terminate either of Messrs. Gallagher or Layman without Cause, or the executive terminated his employment for Good Reason, he would be entitled to (i) the Accrued Obligations, (ii) a lump-sum cash payment equal to 1.25 times the sum of (A) his base salary and (B) the average of the three most recent annual bonuses actually paid in the three-year period preceding the date of termination (or the period of his employment, if shorter), which amount would be paid on the first business day following the release consideration period (a 60-day period following the date of termination of employment) (the foregoing clauses (A) and (B) together, the “Cash Severance”), (iii) if Messrs. Gallagher or Layman elected to continue coverage under COBRA, then they would be entitled to reimbursement for a period of up to 18 months for the difference between the amount they would pay to effect and continue such coverage and the employee contribution amount that they would pay if they were still active employees, and (iv) outplacement services for up to 6 months following the termination date or such time as the executive obtained reasonably comparable employment, whichever was earlier (the benefits described in clauses (i), (iii) and (iv), collectively, the “VP Severance Benefits”), and, except as otherwise provided in the award agreement under which the award was granted, all unvested outstanding equity awards held by the executives upon such termination would be forfeited for no consideration. Alternatively, Messrs. Gallagher and Layman would be entitled to the Accrued Obligations and continued base salary through the end of any fiscal year in which they were terminated by reason of death or “Disability” (as defined in the agreement). Finally, if within 12 months following a “Change of Control” (as defined in the agreement) we were to terminate Messrs. Gallagher or Layman without Cause, or Messrs. Gallagher or Layman were to terminate their employment for Good Reason, they would be entitled to the same VP Severance Benefits described above plus an additional 0.75 times the Cash Severance, and, except as otherwise provided in the award agreement under which the award was granted, all unvested outstanding equity awards held by the executives upon such a termination would be accelerated in full. Messrs. Gallagher’s and Layman’s post-IPO employment agreements also contain certain restrictive covenants, which require the executives to preserve and protect our confidential information and work product and, for a one-year period following his termination of employment (6 months in the event his was terminated by us without Cause), to refrain from competing with us or soliciting our employees.

As used in the post-IPO employment agreements, “Cause” generally means: (i) violation of our substance abuse policy; (ii) refusal or inability (other than by reason of death or Disability) to perform the duties assigned to the executive; (iii) acts or omissions evidencing a violation of the executive’s duties of loyalty and good faith; candor; fair and honest dealing; integrity; or full disclosure to us, as well as any acts or omissions which constitute self-dealing; (iv) willful disobedience of lawful orders, policies, regulations, or directives issued to the employee; (v) conviction or commission of a felony, a crime of moral turpitude, or a crime that could reasonably be expected to impair the ability of the executive to perform his duties; (vi) breach of any part of the post-IPO employment agreement by the executive; (vii) revocation or suspension of any necessary license or certification; (viii) generation of materially incorrect financial, geological, seismic or engineering projections, compilations or reports; or (ix) a false statement by the executive to obtain his position, in each case as determined by the Board in good faith and in its sole and absolute discretion.

As used in the post-IPO employment agreements, “Good Reason” generally means (i) a material diminution in the executive’s base compensation, (ii) a material diminution in the executive’s authority, duties, or responsibilities, or (iii) any other action or inaction that constitutes a material breach by us of the post-IPO employment agreement, in each case, without Employee’s consent. Mr. Sheffield’s post-IPO employment agreement provides that a requirement that he begin reporting to a corporate officer or employee rather than directly to our board of directors will also constitute a “Good Reason.” The executive must provide written notice to us and we must be given an opportunity to resolve the issue prior to terminating his employment for Good Reason.

As used in the post-IPO employment agreements, “Disability” generally means the executive’s inability to perform the essential functions of his position, with reasonable accommodation, due to an illness or physical or mental impairment or other incapacity that continues, or can reasonably be expected to continue, for a period in excess of ninety (90) days (whether or not consecutive) during any period of three hundred sixty-five (365) consecutive days.

As used in the post-IPO employment agreements, “Change of Control” generally means the occurrence of any of the following events:

(i) A “change in the ownership of the company” which would occur on the date that any one person, or more than one person acting as a group, acquires ownership of stock in us that, together with stock held by such person or group, constitutes more than 50% of the total fair market value or total voting power of our stock.

(ii) A “change in the effective control of the company” which would occur on the date that either (A) any one person, or more than one person acting as a group, acquires (or has acquired during the twelve month period ending on the date of the most recent acquisition) ownership of our stock possessing 35% or more of the total voting power of our stock; or (B) a majority of the members of our board of directors are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the members of our board of directors prior to the date of the appointment or election.

(iii) A “change in the ownership of a substantial portion of the company’s assets” which shall occur on the date that any one person, or more than one person acting as a group, acquires (or has acquired during the twelve month period ending on the date of the most recent acquisition) assets of our company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of our assets immediately prior to such acquisition.

If any person or persons already meets one of the ownership thresholds enumerated above, the acquisition of additional shares, assets, or control will not be considered a “Change of Control.” A Change of Control of the entity for whom Employee performs services, of an entity that is a stockholder owning more than 50% of our total fair market value or total voting power (a “majority shareholder”), or any entity in a chain of entities in which each entity is a majority shareholder of another entity in the chain, ending in us will also constitute a “Change of Control.”

The foregoing description is not intended to be a comprehensive summary of the post-IPO employment agreements and is qualified in its entirety by reference to such agreements, which are on file with the SEC.

Director Compensation

Bryan Sheffield and Chris Carter are members of our board of directors but are employed by us and NGP respectively and, as such, receive no additional compensation for their service on our board of directors.

Prior to our initial public offering, each of the other members of the board of managers of our predecessor entity received a retainer payment equal to $25,000 in cash per year. The retainer was paid to each member of our board of managers in four equal installments in cash following each quarterly meeting of the board (our “Pre-IPO Director Compensation Program”). The amounts in the table below reflect the fact that our board of directors was paid pursuant to the Pre-IPO Director Compensation Program from January 1, 2014 through the closing date of our initial public offering. Additionally, Jack Harper resigned from our board of managers effective March 18, 2014, prior to our first board meeting of the year and our initial public offering. As such, Mr. Harper did not receive any compensation for his service on our board of directors during 2014.

Attracting and retaining qualified non-employee directors is critical to the future value growth and governance of our company. In connection with the closing of our initial public offering, on May 29, 2014, we made special one-time grants of 6,757 shares of restricted Class A common stock to each of our non-employee directors other than Mr. Carter in recognition of their increased work load during the process of preparing for the initial public offering. These awards of restricted stock will vest in full on the fourth anniversary of the date of grant and are subject to forfeiture pursuant to the terms of the notice of grant and award agreement under which they were granted as well as the terms of the LTIP.

Following the closing of our initial public offering, we implemented a new director compensation program to reflect the increased time and responsibility that being the director of a publicly traded company entails. Under this new program, all of our non-employee directors other than Mr. Carter receive the following (the “Post-IPO Director Compensation Program”):

•	An annual cash retainer of $50,000;

•	A per meeting fee of $1,000; and

•	An annual equity grant of restricted stock equal in value to approximately $125,000, vesting in full on the first anniversary of the date of grant.

All cash amounts paid under the Post-IPO Director Compensation Program in 2014 were prorated to reflect the period of the year during which we were a publicly traded company. Each director is also reimbursed for (i) travel and expenses associated with the attendance of meetings and activities of our board of directors or its committees, and (ii) travel and expenses related to each director’s participation in general education and orientation programs for directors.

Consistent with our Post-IPO Director Compensation Program, on August 22, 2014, our compensation committee made grants of 6,244 shares of restricted Class A common stock to each of our non-employee directors other than Mr. Carter as compensation for services provided, and to be provided, from the date of our initial public offering through the date of the Annual Meeting in the spring of 2015. These awards of restricted stock will vest in full on the first anniversary of the date of grant and are subject to forfeiture pursuant to the terms of the notice of grant and award agreement under which they were granted as well as the terms of the LTIP prior to that date.

2014 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($) (2)	Total ($)
A.R. Alameddine	$33,250	$286,430	$319,680
William L. Browning(3)	$27,000	$125,005	$152,005
Hemang Desai(3)	$27,000	$125,005	$152,005
Jack Harper(4)	$0	$0	$0
Randolph Newcomer	$33,250	$286,430	$319,680
David H. Smith	$33,250	$286,430	$319,680

(1)	The amounts in this column represent annual cash retainers and meeting fees earned and paid with respect to 2014.
(2)

The amounts in this column represent the aggregate grant date fair value of the restricted shares granted during 2014 to each director, calculated in accordance with FASB ASC Topic 718, disregarding estimated forfeitures. These amounts were calculated based on the closing market price for our shares on the New York Stock Exchange on the date of grant. For additional information regarding the assumptions underlying this calculation please see Note 10 to our consolidated and combined financial statements, entitled “Equity,” which is included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and incorporated herein by reference. Our directors do not hold any stock option awards in our company. The aggregate number of restricted stock awards held by each director as of December 31, 2014 is as follows: Mr. Alameddine 13,001; Mr. Browning 6,244; Mr. Desai 6,244; Mr. Harper 0; Mr. Newcomer 13,001; and Mr. Smith 13,001, the value of each of which is reported in the table above.
(3)	Mr. Desai joined our board of directors on July 23, 2014 and Mr. Browning joined our board of directors on August 19, 2014.
(4)	Jack Harper resigned from the board of managers of our predecessor effective March 18, 2014, prior to any meeting of our predecessor board of managers or our current board of directors. As such, Mr. Harper did not receive any compensation for his services on our board of directors with respect to the 2014 fiscal year.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Well Operations

During the years ended December 31, 2014, 2013, and 2012, several of our directors, officers, 5% stockholders, their immediate family, and entities affiliated or controlled by such parties (“Related Party Working Interest Owners”) owned non-operated working interests in certain of the oil and natural gas properties that we operate. The revenues disbursed to such Related Party Working Interest Owners for the years ended December 31, 2014, 2013, and 2012, totaled $11.3 million, $14.4 million, and $10.8 million, respectively.

As a result of this ownership, from time to time, we will be in a net receivable or net payable position with these individuals and entities. We do not consider any net receivables from these parties to be uncollectible.

Acquisitions

On October 29, 2012, we acquired, from Diamond K Production, LLC, an entity owned by Diamond K Interests, LP (“Diamond K”), additional working interests in wells we operate for an aggregate cash consideration of $8.2 million. We reflected the total consideration paid as part of its cost subject to depletion within its oil and gas properties.

During the year ended December 31, 2013, we acquired, from certain of its directors and officers, additional working interests in wells we operate through a number of separate, individually negotiated transactions for an aggregate total of and $19.4 million, respectively.

Tex-Isle Supply, Inc. Purchases

We make purchases of equipment used in our drilling operations from Tex-Isle Supply, Inc. (“Tex-Isle”). Tex-Isle is controlled by a party who is also the general partner of Diamond K, a former member of Parsley LLC. In connection with the IPO, Diamond K exchanged its membership interest for shares of our Class A common stock. As of February 11, 2015, Diamond K is no longer considered a related party as its ownership interest fell below 5% of our Class A common stock due to this transaction, which results in Tex-Isle no longer being considered a related party. During the years ended December 31, 2014, 2013 and 2012, the Company made purchases of equipment used in its drilling operations totaling $71.3 million, $68.1 million and $31.1 million, respectively, from Tex-Isle.

Spraberry Production Services, LLC

We and Diamond K each own a 42.5% interest in Spraberry Production Services, LLC. During the years ended December 31, 2014, 2013 and 2012, we incurred charges totaling $5.1 million, $3.3 million, and $2.0 million, respectively, for services performed by Spraberry Production Services, LLC for our well operations and drilling activities. As of February 11, 2015, Spraberry Production Services, LLC is no longer considered a related party since Diamond K’s ownership interest in our Class A common stock fell below 5% due to this transaction.

Lone Star Well Service, LLC

We make purchases of equipment used in its drilling operations from Lone Star Well Service, LLC (“Lone Star”). Lone Star is controlled by SPS. During the year ended December 31, 2014, we incurred charges totaling $0.7 million for services performed by Lone Star for our well operations and drilling activities. There were no such charges incurred during 2013 and 2012. As of February 11, 2015, Lone Star is no longer considered a related party since Diamond K’s ownership interest in our Class A common stock fell below 5% due to this transaction.

Davis, Gerald, and Cremer

During the years ended December 31, 2014, 2013, and 2012, we incurred charges totaling $0.2 million, $0.3 million, and $0.1 million, respectively, for legal services from Davis, Gerald & Cremer, PC, of which our director David H. Smith is a shareholder.

Exchange Right

In accordance with the terms of the amended Parsley LLC Agreement, holders of equity interests in Parsley LLC (“PE Unit Holders”), generally have the right to exchange such equity interests (the “PE Units”) (and a corresponding number of shares of our Class B common stock), for shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each PE Unit (and a corresponding share of Class B common stock) exchanged (subject to conversion rate adjustments for stock splits, stock dividends, and reclassifications) or cash (pursuant to the cash option). As a PE Unit Holder exchanges its PE Units, our interest in Parsley LLC will be correspondingly increased.

Tax Receivable Agreement

In connection with the IPO, on May 29, 2014, we entered into a Tax Receivable Agreement (the “TRA”) with Parsley LLC, and certain holders of PE Units prior to the IPO (each such person, a “TRA Holder”), including certain executive officers. This agreement generally provides for the payment by us of 85% of the net cash savings, if any, in U.S. federal, state, and local income tax or franchise tax that we actually realize (or we are deemed to realize in certain circumstances) in periods after the IPO as a result of (i) any tax basis increases resulting from the contribution in connection with the IPO by such TRA Holder of all or a portion of its PE Units to us in exchange for shares of Class A common stock, (ii) the tax basis increases resulting from the exchange by such TRA Holder of PE Units for shares of Class A common stock pursuant to the Exchange Right (or resulting from an exchange of PE Units for cash pursuant to the cash option) and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the TRA. The term of the TRA commenced on May 29, 2014 and continues until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the TRA. If we elect to terminate the TRA early, we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits subject to the TRA (based upon certain assumptions and deemed events set forth in the TRA). In addition, payments due under the TRA will be similarly accelerated following certain mergers or other changes of control.

Policies and Procedures for Review of Related Party Transactions

A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A “Related Person” means:

•	any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

•	any person who is known by us to be the beneficial owner of more than 5% of any class of our voting securities;

•	any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

•	any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

Our board of directors adopted written related party transactions policy prior to the completion of our IPO. Pursuant to this policy, our audit committee has and will continue to review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee takes into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person’s interest in the transaction. Further, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of shares of our Class A common stock and Class B common stock that are issued and outstanding as of March 10, 2015 and held by:

•	each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

•	each member of our board of directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, selling stockholders, directors or executive officers, as the case may be. The mailing address of each listed beneficial owner is 303 Colorado Street, Suite 3000, Austin, Texas 78701.

	Shares Beneficially Owned by Certain Beneficial Owners and Management(1)
	Class A Common Stock		Class B Common Stock		Combined Voting Power(2)
	Number	% of class	Number	% of class	Number	%
5% Stockholders
Boston Partners(4)	9,769,506	9.0%	—	—	9,769,506	6.9%
NGP X US Holdings, L.P.(3)	6,620,112	6.1%	—	—	6,620,112	4.7%

Directors and Named Executive Officers:
Bryan Sheffield(5)	14,847,485	13.6%	24,518,751	76.3%	39,323,378	27.9%
Matt Gallagher	611,390	0.6%	1,230,088	3.8%	1,841,478	1.3%
Thomas Layman	49,132	*	—	—	49,132	*
A.R. Alameddine	67,001	*	—	—	67,001	*
Chris Carter	7,000	*	—	—	7,000	*
Randolph Newcomer, Jr.	26,501	*	—	—	26,501	*
David H. Smith	22,624	*	—	—	22,624	*
William Browning	6,244	*	—	—	6,244	*
Hemang Desai	6,244	*	—	—	6,244	*
Directors and executive officers as a group (13 persons)	19,024,442	17.5%	29,131,581	90.6%	48,156,023	34.2%

(1)	Subject to the terms of the Parsley Energy LLC Agreement, the PE Unit Holders will have the right to exchange all or a portion of their PE Units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or the cash option) at an exchange ratio of one share of Class A common stock for each PE Unit (and corresponding share of Class B common stock) exchanged. See “Certain Relationships and Related Party Transactions—Exchange Right.” Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon exercise by a PE Unit Holder of its exchange right. As a result, beneficial ownership of Class B common stock and PE Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be exchanged.
(2)

Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The PE Unit Holders will hold one share of Class B common stock for each PE Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each PE Unit held by such holder. Accordingly, the PE Unit Holders collectively have a number of votes in Parsley Inc. equal to the number of PE Units that they hold.
(3)	NGP X US Holdings, L.P. is wholly owned and controlled by its general partner, NGP X Holdings GP, L.L.C. (“NGP X Holdings GP”), and its limited partners, NGP Natural Resources X, L.P. (“NGP X”) and NGP X Parallel Holdings, L.P. (“NGP X Parallel”). NGP X Holdings GP is wholly owned by NGP X. NGP X Holdings GP, NGP X and NGP X Parallel may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares. NGP X Holdings GP, NGP X and NGP X Parallel disclaim beneficial ownership of the reported shares in excess of such entity’s pecuniary interest in the shares. GFW X, L.L.C. and G.F.W. Energy X, L.P. may be deemed to share voting and dispositive power over the reported shares and therefore may also be deemed to be the beneficial owner of these shares by virtue of GFW X, L.L.C. being the sole general partner of G.F.W. Energy X, L.P. (which is the sole general partner of NGP X and NGP X Parallel). Kenneth A. Hersh, an Authorized Member of GFW X, may also be deemed to share the power to vote, or to direct the vote, and to dispose, or to direct the disposition, of such securities. Mr. Hersh does not directly own any reported securities. GFW X, L.L.C. has delegated full power and authority to manage NGP X and NGP X Parallel to NGP Energy Capital Management, L.L.C. and accordingly, NGP Energy Capital Management, L.L.C. may be deemed to share voting and dispositive power over these shares and therefore may also be deemed to be the beneficial owner of these shares.
(4)	By reason of rule 13d-3 under the act Boston Partners may be deemed to be a beneficial owner of such Common Stock. To the knowledge of Boston Partners no person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock which represents more than 5% of the outstanding shares of the Common Stock referred to in item 4(b) hereof. The information in this footnote is based solely on Form 13G filed by Boston Partners with the SEC on March 9, 2015.
(5)	Includes 1,711,269 shares of Class A common stock and 1,802,178 shares of Class B common stock held by Sheffield Energy Management, LLC. Bryan Sheffield has voting and dispositive power over these shares.
*	Less than 1%.

SELLING STOCKHOLDERS

This prospectus covers the public resale of the shares of Class A common stock purchased in the private placement by the selling stockholders named below, which we refer to collectively herein as the Shares. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the Shares owned by them, but make no representation that any of the Shares will be offered for sale. Except as noted in this prospectus, none of the selling stockholders is a director, officer or employees of ours or an affiliate of such person. The table below presents information regarding the selling stockholders and the Shares that each selling stockholder may offer and sell from time to time under this prospectus.

The following table sets forth:

•	the name of each selling stockholder;

•	the number of Shares beneficially owned by each selling stockholder prior to the sale of the Shares covered by this prospectus;

•	the number of Shares that may be offered by each selling stockholder pursuant to this prospectus;

•	the number of Shares to be beneficially owned by each selling stockholder following the sale of any Shares covered by this prospectus; and

All information with respect to common stock ownership of the selling stockholders has been furnished by or on behalf of the selling stockholders and is as of March 10, 2015. We believe, based on information supplied by the selling stockholders, that except as may otherwise be indicated in the footnotes to the table below, the selling stockholders have sole voting and dispositive power with respect to the Class A common stock reported as beneficially owned by them. Because the selling stockholders identified in the table may sell some or all of the Shares owned by them which are included in this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Shares, no estimate can be given as to the number of Shares available for resale hereby that will be held by the selling stockholders upon termination of this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the Class A common stock they hold in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below. We have, therefore, assumed for the purposes of the following table, that the selling stockholders will sell all of the Shares beneficially owned by them that are covered by this prospectus, but will not sell any other shares of our Class A common stock that they may presently own. The percent of beneficial ownership for the selling stockholders is based on 108,780,734 shares of our Class A common stock outstanding as of the date of this prospectus.

	Shares of Class A Common Stock Beneficially Owned Prior to this Offering		Shares of Class A Common Stock Available for Sale Pursuant to this Prospectus		Number of Shares of Class A Common Stock Beneficially Owned After Sale of Shares
	Number	Percent of Class	Number	Percent of Class
Selling Stockholders
ZP Master Utility Fund, Ltd(1)	2,618,709	2.4%	2,618,709	2.4%	0
P Zimmer Ltd.(2)	607,097	*	607,097	*	0
MTP Energy Fund Ltd.(3)	1,612,903	1.5%	1,612,903	1.5%	0
Blackwell Partners, LLC(3)	38,387	*	38,387	*	0
Compass Offshore HTV PCC Limited(3)	46,903	*	46,903	*	0
Compass HTV LLC(3)	69,806	*	69,806	*	0
Hipparchus Master Fund Ltd(3)	57,613	*	57,613	*	0
Magnetar Capital Master Fund Ltd(3)	124,065	*	124,065	*	0
Magnetar Global Event Driven Master Fund Ltd(3)	218,323	*	218,323	*	0

	Shares of Class A Common Stock Beneficially Owned Prior to this Offering		Shares of Class A Common Stock Available for Sale Pursuant to this Prospectus		Number of Shares of Class A Common Stock Beneficially Owned After Sale of Shares
	Number	Percent of Class	Number	Percent of Class
Spectrum Opportunities Master Fund Ltd(3)	90,065	*	90,065	*	0
Lord Abbett Bond-Debenture Fund, Inc.(4)	882,750	*	882,750	*	0
Lord Abbett Investment Trust—Lord Abbett High Yield Fund(5)	393,200	*	393,200	*	0
Lord Abbett Investment Trust—Lord Abbett Convertible Fund(6)	260,000	*	260,000	*	0
Lord Abbett Research Fund, Inc.—Small-Cap Value Series(7)	271,500	*	271,500	*	0
Lord Abbett Series Fund, Inc.—Bond-Debenture Portfolio(8)	88,000	*	88,000	*	0
Met Investors Series Trust—Lord Abbett Bond Debenture Portfolio(9)	131,000	*	131,000	*	0
Lord Abbett Passport Portfolios plc—Lord Abbett High Yield Fund(10)	4,550	*	4,550	*	0
Lord Abbett Passport Portfolios plc—Lord Abbett Multi-Sector Income Fund(11)	500	*	500	*	0
Luxor Capital Partners, LP(12)	722,442	*	722,442	*	0
Luxor Capital Partners Offshore Master Fund, LP(13)	748,650	*	748,650	*	0
Luxor Wavefront, LP(14)	141,811	*	141,811	*	0
OZ Master Fund, Ltd.(15)	1,268,822	1.2%	1,268,822	1.2%	0
Goldman Sachs Profit Sharing Master Trust(16)	24,691	*	24,691	*	0
Gordel Capital Limited(17)	23,182	*	23,182	*	0
OZ Enhanced Master Fund Ltd(18)	103,152	*	103,152	*	0
OZ Eureka Fund, L.P.(19)	24,210	*	24,210	*	0
OZ Global Special Investments Master Fund, L.P.(20)	5,418	*	5,418	*	0
OZ Global Equity Opportunities Master Fund, Ltd.(21)	13,335	*	13,335	*	0
OZC Global Equities Master Fund, L.P.(22)	37,190	*	37,190	*	0
Adage Capital Partners, L.P.(23)	1,500,000	1.4%	1,500,000	1.4%	0
Encompass Capital Master Fund L.P.(24)	436,823	*	436,823	*	0
Encompass Capital E&P Master Fund LP(25)	563,177	*	563,177	*	0
O’Connor Global Multi-Strategy Alpha Master Limited(26)	483,871	*	483,871	*	0
Highbridge International, LLC(27)	483,871	*	483,871	*	0
Standard Investment Research Hedged Equity Master Fund, Ltd(28)	435,000	*	435,000	*	0
T. Rowe Price New Horizons Fund, Inc.(29)	1,560,901	1.4	198,901	*	1,362,000
T. Rowe Price New Horizons Trust(29)	182,600	*	22,800	*	159,800
T. Rowe Price U.S. Equities Trust (29)	7,380	*	780	*	6,600
New York City Deferred Compensation Plan(29)	59,100	*	7,000	*	52,100
T. Rowe Price Small-Cap Value Fund, Inc.(29)	1,164,100	1.1	114,800	*	1,049,300
T. Rowe Price U.S. Small-Cap Value Equity Trust(29)	107,800	*	10,500	*	97,300

Total	17,612,897	16.2%	14,885,797	13.7%	2,727,100

*	Denotes less than 1% of the shares outstanding.
(1)	Zimmer Partners, LP, as investment manager, and Zimmer Partners GP, LLC, as general partner of Zimmer Partners, LP, exercise voting and investment power with respect to the shares. Stuart J. Zimmer is the managing member of Zimmer Partners GP, LLC. Mr. Zimmer disclaims any such beneficial ownership of the shares.
(2)	Zimmer Partners, LP, as investment manager, and Zimmer Partners GP, LLC, as general partner of Zimmer Partners, LP, exercise voting and investment power with respect to the shares. Stuart J. Zimmer is the managing member of Zimmer Partners GP, LLC. Mr. Zimmer disclaims any such beneficial ownership of the shares.
(3)	Magnetar Financial LLC (“Magnetar Financial”) serves as investment adviser to the Managed Accounts, Hipparchus Master Fund Ltd, Magnetar Capital Master Fund, Ltd, Magnetar Global Event Driven Master Fund Ltd, and Spectrum Opportunities Master Fund Ltd. MTP Energy Management LLC (“MTP Energy Management”) is the investment manager to MTP Energy Fund Ltd. Magnetar Financial exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Hipparchus Master Fund Ltd, Magnetar Capital Master Fund, Ltd, Magnetar Global Event Driven Master Fund Ltd and Spectrum Opportunities Master Fund Ltd. MTP Energy Management exercises voting and investment power over the shares held for the accounts of MTP Energy Fund Ltd. Magnetar Financial serves as the sole member of MTP Energy. Magnetar Capital Partners LP (“Magnetar Capital Partners”) serves as the sole member and parent holding company of Magnetar Financial. Supernova Management LLC (“Supernova Management”) is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Alec N. Litowitz (“Mr. Litowitz”). Each of MTP Energy Management, Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed the beneficial owner of the shares held by the selling stockholders. Such persons, however, expressly disclaim any beneficial ownership of the shares held by the selling stockholders.
(4)	Lord, Abbett & Co. LLC is the investment adviser of the selling stockholder and has sole voting and investment power over the shares owned by Lord Abbett Bond-Debenture Fund, Inc.
(5)	Lord, Abbett & Co. LLC is the investment adviser of the selling stockholder and has sole voting and investment power over the shares owned by Lord Abbett Investment Trust—Lord Abbett High Yield Fund.
(6)	Lord, Abbett & Co. LLC is the investment adviser of the selling stockholder and has sole voting and investment power over the shares owned by Lord Abbett Investment Trust—Lord Abbett Convertible Fund.
(7)	Lord, Abbett & Co. LLC is the investment adviser of the selling stockholder and has sole voting and investment power over the shares owned by Lord Abbett Research Fund, Inc.—Small-Cap Value Series.
(8)	Lord, Abbett & Co. LLC is the investment adviser of the selling stockholder and has sole voting and investment power over the shares owned by Lord Abbett Series Fund, Inc.—Bond-Debenture Portfolio.
(9)	Lord, Abbett & Co. LLC is the investment adviser of the selling stockholder and has sole voting and investment power over the shares owned by Met Investors Series Trust—Lord Abbett Bond Debenture Portfolio.
(10)	Lord, Abbett & Co. LLC is the investment adviser of the selling stockholder and has sole voting and investment power over the shares owned by Lord Abbett Passport Portfolios plc—Lord Abbett High Yield Fund.
(11)	Lord, Abbett & Co. LLC is the investment adviser of the selling stockholder and has sole voting and investment power over the shares owned by Lord Abbett Passport Portfolios plc—Lord Abbett Multi-Sector Income Fund.
(12)	Luxor Capital Group LP, or Luxor Capital, as the investment manager of Luxor Capital Partners, LP, has voting and investment discretion over the shares held by Luxor Capital Partners, LP. Christian Leone, in his capacity as portfolio manager, makes voting and investment decisions on behalf of Luxor Capital in its capacity as investment manager to Luxor Capital Partners, LP.
(13)	Luxor Capital, as the investment manager of Luxor Capital Partners Offshore Master Fund, LP, has voting and investment discretion over the shares held by Luxor Capital Partners Offshore Master Fund, LP. Christian Leone, in his capacity as portfolio manager, makes voting and investment decisions on behalf of Luxor Capital in its capacity as investment manager to Luxor Capital Partners Offshore Master Fund, LP.

(14)	Luxor Capital, as the investment manager of Luxor Wavefront, LP, has voting and investment discretion over the shares held by Luxor Wavefront, LP. Christian Leone, in his capacity as portfolio manager, makes voting and investment decisions on behalf of Luxor Capital in its capacity as investment manager to Luxor Wavefront, LP.
(15)	OZ Master Fund, Ltd. is a Cayman Islands company whose principal investment manager is OZ Management LP (“OZ”), a Delaware limited partnership, whose sole general partner is Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, whose sole shareholder is Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company. Each of OZ, OZHC, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the shares held by OZ Master Fund, Ltd.
(16)	Goldman Sachs Profit Sharing Master Trust is a Trust governed by the laws of the State of New York whose principal investment manager is OZ Management II LP (“OZII”), a Delaware limited partnership, whose general partner is Och-Ziff Holding II LLC (“OZHII”), a Delaware limited liability company, whose sole member is OZ Management LP (“OZ”), a Delaware limited partnership, whose sole general partner is Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, whose sole shareholder is Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company. Each of OZII, OZHII, OZ, OZHC, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the shares held by Goldman Sachs Profit Sharing Master Trust.
(17)	Gordel Capital Limited is a British Virgin Islands company whose principal investment manager is OZ Management LP (“OZ”), a Delaware limited partnership, whose sole general partner is Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, whose sole shareholder is Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company. Each of OZ, OZHC, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the shares held by Gordel Capital Limited.
(18)	OZ Enhanced Master Fund, Ltd. is a Cayman Islands company whose principal investment manager is OZ Management LP (“OZ”), a Delaware limited partnership, whose sole general partner is Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, whose sole shareholder is Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company. Each of OZ, OZHC, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the shares held by OZ Enhanced Master Fund, Ltd.
(19)	OZ Eureka Fund, L.P. is a Delaware limited partnership whose principal investment manager is OZ Management II LP (“OZII”), a Delaware limited partnership, whose general partner is Och-Ziff Holding II LLC (“OZHII”), a Delaware limited liability company, whose sole member is OZ Management LP (“OZ”), a Delaware limited partnership, whose sole general partner is Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, whose sole shareholder is Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company. Each of OZII, OZHII, OZ, OZHC, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the shares held by OZ Eureka Fund, L.P.
(20)	OZ Global Special Investments Master Fund, L.P. is a Cayman Islands limited partnership whose principal investment manager is OZ Management LP (“OZ”), a Delaware limited partnership, whose sole general partner is Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, whose sole shareholder is Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company. Each of OZ, OZHC, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the shares held by OZ Global Special Investments Master Fund, L.P.
(21)	OZ Global Equity Opportunities Master Fund, Ltd. is a Cayman Islands company whose principal investment manager is OZ Management LP (“OZ”), a Delaware limited partnership, whose sole general partner is Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, whose sole shareholder is Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company. Each of OZ, OZHC, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the shares held by OZ Global Equity Opportunities Master Fund, Ltd.
(22)	OZC Global Equities Master Fund, L.P. is a Cayman Islands limited partnership whose principal investment manager is OZ Management LP (“OZ”), a Delaware limited partnership, whose sole general partner is Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, whose sole shareholder is Och-Ziff Capital Management Group LLC (“OZM”), a Delaware limited liability company. Each of OZ, OZHC, OZM and Daniel S. Och, in his capacity as the Chief Executive Officer of OZHC and the Chief Executive Officer, Chairman and an Executive Managing Director of OZM, may be deemed to be a beneficial owner of the shares held by OZC Global Equities Master Fund, L.P.
(23)	Adage Capital Partners, GP, LLC, or ACPGP, serves as the general partner of Adage Capital Partners, LP, or the Fund, and as such has discretion over the portfolio of securities beneficially owned by the Fund. Adage Capital Advisors, LLC, or ACA, is the managing member of ACPGP and directs ACPGP’s operations. Robert Atchinson and Phillip Gross are the managing members of ACA. Mr. Atchinson and Mr. Gross disclaim beneficial ownership of the reported shares except to the extent of their pecuniary interest therein.
(24)	Encompass Capital Advisors LLC (“Encompass Capital Advisors”), as the investment adviser for Encompass Capital Master Fund L.P., may be deemed to beneficially own the shares of our common stock held by Encompass Capital Master Fund L.P. Todd Kantor, as the managing member of Encompass Capital Advisors, may also be deemed to beneficially own the shares of our common stock held by Encompass Capital Master Fund L.P. Encompass Capital Advisors and Mr. Kantor each disclaim beneficial ownership of such shares of common stock except to the extent of their respective economic interests in Encompass Capital Master Fund L.P., if any.
(25)	Encompass Capital Advisors LLC (“Encompass Capital Advisors”), as the investment adviser for Encompass Capital E&P Master Fund L.P., may be deemed to beneficially own the shares of our common stock held by Encompass Capital E&P Master Fund L.P. Todd Kantor, as the managing member of Encompass Capital Advisors, may also be deemed to beneficially own the shares of our common stock held by Encompass Capital E&P Master Fund L.P. Encompass Capital Advisors and Mr. Kantor each disclaim beneficial ownership of such shares of common stock except to the extent of their respective economic interests in Encompass Capital E&P Master Fund L.P., if any.
(26)	UBS O’Connor LLC (“UBS O’Connor”) is the investment manager of O’Connor Global Multi-Strategy Alpha Master Limited (“O’Connor Master Fund”) and has voting control and investment discretion over the securities described herein held by O’Connor Master Fund. Dawn Fitzpatrick (“Ms. Fitzpatrick”), the Chief Executive Officer and Chief Investment Officer of UBS O’Connor, and Jeff Putman (“Mr. Putman”), a Portfolio Manager for UBS O’Connor, each also have voting control and investment discretion over the securities described herein held by O’Connor Master Fund. As a result, each of UBS O’Connor, Ms. Fitzpatrick and Mr. Putman may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities described herein held by O’Connor Master Fund.
(27)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting and dispositive power over the shares held by Highbridge International LLC. Scott Kapnick is the Chief Executive Officer of Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC and Scott Kapnick disclaims beneficial ownership of the shares held by Highbridge International LLC.
(28)	SIR Capital Management L.P., as investment manager, has sole voting and investment discretion over the shares.
(29)

T. Rowe Price Associates, Inc. (“TRPA”) serves as an investment advisor with the power to direct investments and/or sole power to vote the shares owned by the TRPA advised entity listed in the above table. For purposes of reporting requirements of the Exchange Act, TRPA may be deemed to be the beneficial owner of all of the shares being registered for resale pursuant to the registration statement of which this prospectus forms a part; however, TRPA expressly disclaims that it is, in fact, the beneficial owner of such shares. TRPA is a wholly-owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. T. Rowe Price Investment Services, Inc. (“TRPIS”), a registered broker-dealer, is a subsidiary of T. Rowe Price Associates, Inc., the investment adviser to the T. Rowe Price managed entity listed in the table above. TRPIS was formed primarily for the limited purpose of acting as the principal underwriter of shares of the funds in the T. Rowe Price fund family. TRPIS does not engage in underwriting or market-making activities involving individual securities. T. Rowe Price provides brokerage services through this subsidiary primarily to complement the other services provided to shareholders of the T. Rowe Price funds. The T. Rowe Price Proxy Committee develops the firm’s positions on all major proxy corporate and social responsibility issues, creates guidelines, and oversees the voting process. The Proxy Committee, composed of portfolio managers, investment operations managers, and internal legal counsel, analyzes proxy policies based on whether they would adversely affect the stockholders’ interests and make a company less attractive to own. Once the Proxy Committee establishes its recommendations, they are distributed to the firm’s portfolio managers as voting guidelines. Ultimately, the portfolio managers (or their designees) decide how to vote on the proxy proposals of companies in their portfolios. See the firm’s website for additional information about proxy voting policies (troweprice.com).

SHARES ELIGIBLE FOR FUTURE SALE

As of March 10, 2015, we have outstanding an aggregate of 108,780,734 shares of Class A common stock and 32,145,296 shares of Class B common stock. Future sales of our Class A common stock, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time.

The Class A common stock held by the public stockholders are generally freely transferable without restriction or further registration under the Securities Act. However, any Class A common stock held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption from the registration requirements of the Securities Act pursuant to Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

On May 27, 2014, we filed a registration statement on Form S-8 under the Securities Act to register 12,727,273 shares of common stock initially reserved for issuance under the Parsley Energy, LP 2014 Long Term Incentive Plan (which amount may be increased each year in accordance with the terms of the plan). Shares registered under that registration statement are available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us or Rule 144 restrictions applicable to our affiliates.

Registration Rights Agreements

In February 2015, in connection with the closing of the private placement, we entered into a registration rights agreement among us and the purchasers party thereto. Pursuant to the Registration Rights Agreement, we agreed to (i) file a Registration Statement with the SEC no later than five business days following the filing of our Annual Report on Form 10-K for the year ended December 31, 2014 (such filing date, the “Mandatory Shelf Filing Date”) to register the offer and resale, on a continuous or delayed basis pursuant to Rule 415 under the Securities Act, of the Shares sold in the private placement to the purchasers; (ii) use commercially reasonable efforts to cause such resale registration statement to be declared effective under the Securities Act by the SEC as soon as reasonably practicable after the Mandatory Shelf Filing Date; and (iii) use commercially reasonable efforts to keep the registration statement continuously effective under the Securities Act until the earlier of (A) the date when all of the Registrable Securities (as defined in the Registration Rights Agreement) covered by such registration statement have been sold, (B) the date on which the selling holders own, in the aggregate, a number of Shares which represents less than 1% of the total number of shares of Class A common stock issued and outstanding by the Company at such time, and (C) the date on which all of the purchased Shares cease to be Registrable Securities under the Registration Rights Agreement.

The preceding summary of certain provisions of the Registration Rights Agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the Registration Rights Agreement, and you should read this summary together with the complete text of the Registration Rights Agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

In May 2014, in connection with the closing of the IPO, we entered into a registration rights agreement with certain holders of equity interests in Parsley LLC. The agreement contains provisions by which we agreed to register under the federal securities laws the sale of shares of our Class A common stock by such holders or certain of their affiliates. These registration rights are subject to certain conditions and limitations. We are generally obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. Our obligations under this agreement terminate when the securities held by such holder are no longer subject to any restrictions on trading under the provisions of the Rule 144.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	dealers in securities or foreign currencies;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

•	persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the United States; and

•	persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

We do not plan to make any distributions on our Class A common stock for the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See “—Gain on Disposition of Class A Common Stock.” Any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a non-U.S. corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items).

Gain on Disposition of Class A Common Stock

Subject to the discussion below under “—Additional Withholding Requirements under FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•	our Class A common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

A non-U.S. holder whose gain is described in the second bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items) which will include such gain.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, as long as our Class A common stock continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock, more than 5% of our Class A common stock will be taxable on gain recognized on the disposition of our Class A common stock as a result of our status as a USRPHC. If our Class A common stock ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the relevant disposition occurred, all non-U.S. holders generally would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock, and a 10% withholding tax would apply to the gross proceeds from the sale of our Class A common stock by such non-U.S. holders.

Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock and on the gross proceeds from a disposition of our Class A common stock (if such disposition occurs after December 31, 2016), in each case if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification (generally on an IRS Form W-8BEN-E) identifying the direct and indirect substantial United States owners of the entity, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

The rules under FATCA are new and complex. You are encouraged to consult with your own tax advisor regarding the implications of FATCA on an investment in our Class A common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares or interests in the shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions. The selling stockholders may sell their shares of Class A common stock from time to time at the prevailing market price or in privately negotiated transactions.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may sell the shares at fixed prices, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the shares from time to time will be determined by the selling stockholders and, at the time of the determination, may be higher or lower than the market price of our Class A common stock on the NYSE or any other exchange or market.

The shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The selling stockholders may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our Class A common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell the shares to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents participating in a distribution of the shares may be deemed to be underwriters within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

The selling stockholders may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of their shares, including liabilities arising under the Securities Act. Under the registration rights agreement entered into with the selling stockholders, we have agreed to indemnify the selling stockholders against certain liabilities related to the sale of the Class A common stock, including certain liabilities arising under the Securities Act. Under the registration rights agreement, we have also agreed to pay the costs, expenses and fees of registering the shares of Class A common stock. All other expenses of issuance and distribution will be borne by the selling stockholders.

The selling stockholders are subject to the applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of Class A common stock offered in this prospectus by the selling stockholders. The anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities for the shares.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the shares of Class A common stock under this prospectus, the selling stockholders may sell the shares of Class A common stock in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.

Under the securities laws of some states, if applicable, the securities registered hereby may be sold in those states only through registered or licensed brokers or dealers. In addition, in some states such securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We cannot assure you that the selling stockholders will sell all or any portion of our Class A common stock offered hereby.

Under the registration rights agreement entered into with the selling stockholders, we agreed to use our reasonable efforts to keep the registration statement of which this prospectus constitutes a part continuously effective under the Securities Act until the earlier of (a) the date when all of the shares covered by such registration statement have been sold, (b) the date on which the selling stockholders own, in the aggregate, a number of Class A common stock which represents less than 1% of the total number of Class A common stock issued and outstanding at such time, and (c) the date on which all of the shares purchased in the private placement cease to be Registrable Securities hereunder (as such term is defined in the registration rights agreement).

LEGAL MATTERS

The validity of our Class A common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated and combined financial statements of Parsley Energy, Inc. and subsidiaries as of December 31, 2014 and 2013, and for each of the years in the three-year period ended December 31, 2014, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The statements of revenues and direct operating expenses of properties acquired by Parsley Energy, L.P. from Pacer Energy, Ltd. for the year ended December 31, 2013 have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The information included in this prospectus regarding estimated quantities of proved reserves, the future net revenues from those reserves and their present value as of December 31, 2014 is based on the proved reserve report prepared by Netherland Sewell & Associates, Inc., our independent petroleum engineers. These estimates are included in this prospectus in reliance upon the authority of such firm as an expert in these matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained, upon payment of a duplicating fee, from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

We also make available free of charge on our internet website at www.parsleyenergy.com our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on our website as part of this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means we can disclose important information to you without actually including the specific information in this prospectus by referring to those documents. The information incorporated by reference is an important part of this prospectus.

If information in incorporated documents conflicts with information in this prospectus, you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

The documents listed below have been filed by us pursuant to the Exchange Act and are incorporated by reference in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed on March 11, 2014;

•	our Current Report on Form 8-K, filed on February 11, 2015 (other than any portion thereof deemed furnished and not filed); and

•	the description of our Class A common stock contained in our Registration Statement on Form 8-A, filed on May 20, 2014 including any amendments or reports filed for the purpose of updating the description.

You may request a copy of any document incorporated by reference in this Prospectus, at no cost, by writing or calling us at the following address:

303 Colorado Street, Suite 3000

Austin, Texas 78701
(737) 704-2300
Attention: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus is accurate as of any date other that the date on the front of each document.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

On May 1, 2014, Parsley Energy, L.P., a Texas limited partnership, a wholly-owned subsidiary of Parsley Energy, LLC, acquired certain oil and gas leaseholds located in the State of Texas and various other related rights, permits, contracts, equipment and other assets from Pacer Energy, Ltd., a Delaware limited partnership (the “Pacer Acquisition”). The aggregate purchase price for the Pacer Acquisition was $165.3 million, including customary post-effective date adjustments, all of which was paid in cash.

Had the Pacer Acquisition been effective on January 1, 2014, Parsley would have had the following pro forma effects to its income statement:

•	Revenue increase of $6.2 million from the sale of approximately 91,000 barrel equivalents of production;

•	Lease operating expense increase of $0.3 million;

•	Production and ad valorem taxes increase of $0.3 million;

•	Depreciation, depletion and amortization increase of $1.8 million; and

•	Interest expense increase of $2.3 million

Independent Auditor’s Report

The Board of Managers

Parsley Energy, LLC:

Report on the Financial Statements

We have audited the accompanying statement of revenues and direct operating expenses of properties acquired by Parsley Energy, L.P. from Pacer Energy, Ltd. (the “Properties”) for the year ended December 31, 2013.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of revenues and direct operating expenses in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the statement of revenues and direct operating expenses based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and direct operating expenses is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making these risk assessments, the auditor considers the internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

The accompanying statement of revenues and direct operating expenses referred to above was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission. The statement of revenues and direct operating expenses is not intended to be a complete presentation of the operations of the Properties.

Opinion

In our opinion, the statement of revenues and direct operating expenses referred to above presents fairly, in all material respects, the revenues and direct operating expenses of the Properties for the year ended December 31, 2013, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Dallas, Texas

May 5, 2014

STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES

OF PROPERTIES ACQUIRED BY PARSLEY ENERGY, L.P. FROM PACER ENERGY, LTD.

	For the Year Ended December 31, 2013	For the Three Months Ended March 31, 2014
		(unaudited)
	(in thousands)
REVENUES:
Oil sales	$6,741	$3,966
Natural gas and natural gas liquids	1,762	1,369

Total operating revenues	8,503	5,335
DIRECT OPERATING EXPENSES:
Lease operating expense	140	199
Production taxes	443	295

Total direct operating expenses	583	494

OPERATING REVENUES IN EXCESS OF DIRECT OPERATING EXPENSES	$7,920	$4,841

See accompanying notes to the Statements of Revenues and Direct Operating Expenses of Properties Acquired by Parsley Energy, L.P. from Pacer Energy, Ltd.

NOTES TO THE STATEMENTS OF REVENUES AND DIRECT OPERATING EXPENSES OF
PROPERTIES ACQUIRED BY PARSLEY ENERGY, L.P., FROM PACER ENERGY, LTD.

1.	BASIS OF PRESENTATION

On May 1, 2014, Parsley Energy, L.P., a Texas Limited Partnership, (referred to herein as “Parsley LP,”), a wholly-owned subsidiary of Parsley Energy, LLC, (“Parsley Energy”) acquired (the “Acquisition”) certain oil and gas leaseholds located in the State of Texas and various other related rights, permits, contracts, equipment and other assets (the “Acquired Properties”) from Pacer Energy, Ltd., a Delaware limited partnership (the “Seller). The effective date for the Acquisition was May 1, 2014 (the “Effective Date”). The aggregate purchase price for the Acquisition was $165.3 million, including customary post-effective date adjustments, all of which was paid in cash.

The accompanying Statement of Revenues and Direct Operating Expenses of the Properties Acquired by Parsley Energy, L.P. (the “Statement”) was prepared by Parsley Energy based on carved-out financial information and data from the Seller’s historical accounting records. Because the Acquired Properties are not separate legal entities, the accompanying Statement varies from a complete income statement in accordance with accounting principles generally accepted in the United States of America in that they do not reflect certain expenses that were incurred in connection with the ownership and operation of the Acquired Properties including, but not limited to, general and administrative expenses, interest expense, and other indirect expenses. These costs were not separately allocated to the Acquired Properties in the accounting records of the Seller. In addition, these allocations, if made using historical general and administrative structures, would not produce allocations that would be indicative of the historical performance of the Acquired Properties had they been owned by Parsley Energy due to the differing size, structure, operations and accounting policies of the Seller and Parsley Energy. The accompanying Statements also do not include provisions for depreciation, depletion, amortization and accretion, as such amounts would not be indicative of the costs which Parsley Energy will incur upon the allocation of the purchase price paid for the Acquired Properties. For these reasons, the Statement is not indicative of the results of operations of the Acquired Properties on a going forward basis due to changes in the business and the omission of various operating expenses. Furthermore, no balance sheet has been presented for the Acquired Properties because not all of the historical cost and related working capital balances are segregated or easily obtainable, nor has information about the Acquired Properties’ operating, investing and financing cash flows been provided for similar reasons. Accordingly, the accompanying Statement is presented in lieu of the financial statements required under Rule 3-05 of Securities and Exchange Commission (“SEC”) Regulation S-X.

The Seller commenced exploratory operations on the Acquired Properties during the year ended December 31, 2013. Accordingly, there is no historical financial or other information available with respect to any period prior to January 1, 2013.

2.	COMMITMENT USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of this Statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of operating revenues and direct operating expenses during the respective reporting periods. Actual results may differ from the estimates and assumptions used in the preparation of the Statement.

3.	COMMITMENTS AND CONTINGENCIES

As represented by the Seller in the Acquisition Agreement, there are no known claims, litigation or disputes pending as of the effective date of the Acquisition Agreement, or any matters arising in connection with indemnification, and neither Parsley Energy nor the Seller are aware of any legal, environmental or other commitments or contingencies that would have a material adverse effect on the Statement.

4.	REVENUE RECOGNITION

Seller records revenues from the sales of crude oil and natural gas when they are produced and sold. There were no gas imbalances at December 31, 2013 or March 31, 2014.

5.	DIRECT OPERATING EXPENSES

Direct operating expenses are recorded when the related liability is incurred. Direct operating expenses include lease and gathering operating expenses, ad valorem taxes and production taxes. Certain costs such as depletion, depreciation and amortization, accretion of asset retirement obligations, general and administrative expenses and interest expense were not allocated to the Acquired Properties.

6.	SUPPLEMENTAL OIL AND GAS RESERVE INFORMATION (unaudited):

Estimated quantities of proved oil and gas reserves of the Acquired Properties were derived from reserve estimates prepared by Parsley Energy’s in-house petroleum engineers. Proved reserves were estimated in accordance with the guidelines established by the SEC and the FASB. Estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors. All of the Acquired Properties’ proved reserves are located in the continental United States.

Guidelines prescribed in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 932, Extractive Industries – Oil and Gas, have been followed for computing a standardized measure of future net cash flows and changes therein relating to estimated proved reserves. Future cash inflows and future production and development costs are determined by applying prices and costs, including transportation, quality, and basis differentials, to the year-end estimated quantities of oil and gas to be produced in the future. The resulting future net cash flows are reduced to present value amounts by applying a ten percent annual discount factor. Future operating costs are determined based on estimates of expenditures to be incurred in producing the proved oil and gas reserves in place at the end of the period using year-end costs and assuming continuation of existing economic conditions, plus overhead incurred. Future development costs are determined based on estimates of capital expenditures to be incurred in developing proved oil and gas reserves.

The assumptions used to compute the standardized measure are those prescribed by the FASB and the SEC. These assumptions do not necessarily reflect Parsley Energy’s expectations of actual revenues to be derived from those reserves, nor their fair value. The limitations inherent in the reserve quantity estimation process, as discussed previously, are equally applicable to the standardized measure computations since these reserve quantity estimates are the basis for the valuation process. Parsley Energy emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries and undeveloped locations are more imprecise than estimates of established proved producing oil and gas properties. Accordingly, these estimates are expected to change as future information becomes available. The standardized measure excludes federal income taxes as the tax basis for the Acquired Properties could not be determined or reasonably estimated for the periods presented. In addition, the tax basis of the Acquired Properties will differ from that of the Seller so any tax provision is not relevant. The Acquired Properties’ operations are located in Texas and are subject to an entity-level tax, the Texas margin tax, at a statutory rate of up to 1.0% of income that is apportioned to Texas.

The following table sets forth information for the year ended December 31, 2013 with respect to changes in the Acquired Properties’ proved (i.e., proved developed and undeveloped) reserves:

	Year Ended December 31, 2013
	Crude Oil (Bbls)	Liquids (Bbls)	Natural Gas (Mcf)	Boe
	(in thousands)
Proved Developed and Undeveloped Reserves:
Beginning of the year	—	—	—	—
Extensions and discoveries	4,625	2,131	11,814	8,725
Production	(70)	(6)	(342)	(133)

End of the year	4,555	2,125	11,472	8,592

Proved developed reserves, included above:
December 31, 2013	878	517	2,791	1,860
Proved undeveloped reserves, included above:
December 31, 2013	3,677	1,608	8,681	6,732

The following values for the crude oil and natural gas reserves at December 31, 2013, are based on prices of $93.42 per bbl and $3.47 per Mcf. These prices were based on the 12 month arithmetic average of the first-day-of-the-month prices for the proceeding 12-month period. The crude oil pricing was based off the West Texas Intermediate price and natural gas pricing was based off of average Henry Hub spot natural gas prices. All prices have been adjusted for transportation, quality and basis differentials.

The following summary sets forth the Acquired Properties’ future net cash flows relating to proved oil and gas reserves based on the standardized measure prescribed in ASC Topic 932:

December 31, 2013
(in thousands)
Future cash inflows	$543,307
Future production costs	(122,052)
Future development costs	(52,656)
Future income tax expenses	(3,803)

Future net cash flows	364,796
10% discount to reflect timing of cash flows	(230,320)

Standardized measure of discounted future net cash flows	$134,476

The principal sources of changes in the standardized measure of discounted future net cash flows were:

December 31, 2013
(in thousands)
Standardized measure, beginning of period	$—
Sales of oil and natural gas, net of production costs	(7,920)
Extensions and discoveries	143,955
Net change in income taxes	(1,559)

Standardized measure, end of period	$134,476

Prospectus

March 25, 2015